SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, regarding resolutions (other than ordinary business) passed at annual general meeting and revised articles of association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: July 26, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

Scottish Power plc (“Scottish Power”)

Resolutions (other than ordinary business) passed at Annual General Meeting & Revised Articles of Association

Copies of the above have been submitted to the UKLA, and will shortly be available for inspection at the UKLA’s Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel: 020 7066 1000